UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Clearwater Analytics Holdings, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

185123106

(CUSIP Number)

June 30, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Marc Stad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,939,817(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,939,817(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,939,817(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.4%(2)
12.	Type of Reporting Person (See Instructions) IN, HC

[1]

Excludes 2,169,171 shares of Class A common stock, par value $0.001 (the “Class A common stock”) of Clearwater Analytics Holdings, Inc. (the “Issuer”) issuable upon exchange of 2,169,171 Class A LLC Units (the “LLC Units”) of CWAN Holdings, LLC (“CWAN LLC”), together with an equivalent number of voting, non-economic Class B common stock, par value $0.001 (the “Class B common stock”) of the Issuer. At the election of the Issuer, exchanges of LLC Units, together with shares of Class B common stock, may be settled for an amount of cash equal to the fair market value of the relevant number of shares of Class A common stock, as calculated in accordance with the Third Amended and Restated Limited Liability Company Agreement of CWAN LLC (the “LLC Agreement”), rather than shares of Class A common stock, though only to the extent that Issuer has cash available at least equal to the cash price that was received pursuant to a contemporaneous public offering or private sale.

[2]

Based on (i) 55,503,094 shares of Class A common stock outstanding as of April 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2022, and (ii) 1,577,665 shares of Class A common stock issued upon exchange of an equivalent number of LLC Units, together with an equivalent number of shares of Class B common stock, subsequent to April 29, 2022.

1.	Names of Reporting Persons Dragoneer Investment Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 5,939,817(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 5,939,817(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,939,817(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.4%(2)
12.	Type of Reporting Person (See Instructions) IA, OO

[1]

Excludes 2,169,171 shares of Class A common stock of the Issuer issuable upon exchange of 2,169,171 LLC Units of CWAN LLC, together with an equivalent number of voting, non-economic Class B common stock. At the election of the Issuer, exchanges of LLC Units, together with shares of Class B common stock, may be settled for an amount of cash equal to the fair market value of the relevant number of shares of Class A common stock, as calculated in accordance with the LLC Agreement, rather than shares of Class A common stock, though only to the extent that Issuer has cash available at least equal to the cash price that was received pursuant to a contemporaneous public offering or private sale.

[2]

Based on (i) 55,503,094 shares of Class A common stock outstanding as of April 29, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 6, 2022, and (ii) 1,577,665 shares of Class A common stock issued upon exchange of an equivalent number of LLC Units, together with an equivalent number of shares of Class B common stock, subsequent to April 29, 2022.

AMENDMENT NO. 2 TO SCHEDULE 13G

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Class A common stock of the Issuer on October 12, 2021 (the “Original Schedule 13G”), as amended by Amendment No. 1 thereto on May 10, 2022 (“Amendment No. 1” and, together with the Original Schedule 13G, the “Schedule 13G”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13G. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed in the Schedule 13G.

The following Item of the Schedule 13G is hereby amended and restated as follows:

Item 4. Ownership

(a) through (c)

The information set forth in Rows (5) through (11) of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Dragoneer Investment Group, LLC (the “Dragoneer Adviser”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the common stock.

Calculated DF Holdings, L.P., a Delaware limited partnership, is the direct holder of 5,939,817 shares of Class A common stock, which excludes 2,169,171 shares of Class A common stock of the Issuer issuable upon exchange of 2,169,171 Class A LLC Units (the “LLC Units”) of CWAN Holdings, LLC (“CWAN LLC”), together with an equivalent number of voting, non-economic Class B common stock, par value $0.001 (the “Class B common stock”) of the Issuer. At the election of the Issuer, exchanges of LLC Units, together with shares of Class B common stock, may be settled for an amount of cash equal to the fair market value of the relevant number of shares of Class A common stock, as calculated in accordance with the Third Amended and Restated Limited Liability Company Agreement of CWAN LLC, rather than shares of Class A common stock, though only to the extent that Issuer has cash available at least equal to the cash price that was received pursuant to a contemporaneous public offering or private sale.

As general partner of Calculated DF Holdings, L.P., Dragoneer CF GP, LLC, a Cayman limited liability company, may also be deemed to beneficially own the shares of Class A common stock.

Marc Stad is the sole member of Cardinal DIG CC, LLC and Dragoneer CF GP, LLC. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the common stock of the Issuer.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 11, 2022

/s/ Marc Stad
Marc Stad

DRAGONEER INVESTMENT GROUP, LLC

By:	Cardinal DIG CC, LLC
Its:	Managing Member

By:	/s/ Pat Robertson
Name: Pat Robertson Title: Chief Operating Officer